January 22, 2007

VIA EDGAR

Mr. John D. Reynolds

Assistant Director

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Attention:  Mr. John Reynolds

Re:

Cord Blood America, Inc.

Form SB-2

Registrant’s January 19, 2007 Supplemental Response to the

Staff’s January 19, 2007 Verbal Comments on Amendment 3 filed December 15, 2006

File No. 333-131819

Dear Mr. Reynolds:

At the request of the Securities and Exchange Commission we are providing this letter in response to the Commission’s verbal comments directed on January 19, 2007 regarding Registration Statement on Form SB-2, File No. 333-131819.

Comment 1:

Please amend form 8k filed September 12, 2005 & dated September 9, 2005, in order to file exhibits A, B, and C to exhibit 10.47.

Response:

On January 22, 2007, Cord Blood America, Inc. filed an amendment to form 8-k filed September 12, 2005, including the exhibits that were referenced in exhibit 10.47.

Comment 2:

Please ensure you comply with Item 601 of Regulation SB regarding the filing of exhibit, including, but not necessarily limited to the agreement between the registrant and Cornell dated June 27, 2006 and the subscription agreement with Strategic Working Capital Fund, LP. dated August 2, 2006.

Response:

The management team of Cord Blood America, Inc reviewed the language of Item 601, and then reviewed the filings made on June 27, 2006 and August 2 2006 respectively.  In review, we insure that Cord Blood America complied in full with Item 601 of Regulation SB.

Sincerely,

Matthew L. Schissler

Matthew L. Schissler

Chairman and Chief Executive Officer

9000 W. Sunset Boulevard, Suite 400

Los Angeles, CA 90069

Ph: 310.432.4090; Fax: 310.432.4098